AMENDMENT NO. 1 TO THE
NOTE AND WARRANT PURCHASE AGREEMENT
OF
JUMA TECHNOLOGY CORP.

This Amendment No. 1 to the Note and Warrant Purchase Agreement (this “Amendment”), dated as of November 29, 2007, by and among Juma Technology Corp., a Delaware corporation (the “Company”), and Vision Opportunity Master Fund, Ltd. (“Vision”) hereby amends the Note and Warrant Purchase Agreement, dated as of November 29, 2007, by and among the Company, and the Purchasers who are parties thereto (the “Agreement”). Terms used in this Amendment without definition shall have the meanings given them in the Agreement.

WHEREAS, on November 14, 2007, the Company issued to Vision: (i) a Senior Secured Promissory Note in the principal sum of $600,000 (the “November Note”), and (ii) a common stock purchase warrant to purchase 1,000,000 shares of the Company’s Common Stock;

WHEREAS, pursuant to the terms of the November Note, the outstanding principal and interest was due and payable to Vision upon the closing of the next financing of the Company;

WHEREAS, the Company and certain Purchasers entered into a Note and Warrant Purchase Agreement dated November 29, 2007 wherein the Purchasers were issued certain Notes and Warrants;

WHEREAS, The Company and Vision have agreed that in lieu of the cash payment of principal and interest due and owing to Vision pursuant to the November Note, the Company will issue Vision a Note in the principal amount of $600,000 on the terms and conditions set forth in the Agreement;

WHEREAS, the Company and Vision desire to amend the Agreement as more fully set forth herein;

WHEREAS, this Amendment will be effective when it is executed by all parties; and

NOW THEREFORE, in consideration of the premises and the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the each of the parties, the parties hereby amend the Agreement as follows:

1. Issuances of Secured Notes. In exchange for the $600,000 due and owing to Vision pursuant to the November Note, the Company shall issue to Vision a Note (the “Replacement Note”) in the principal amount of $600,000. The Replacement Note shall be governed by all of the terms and conditions set forth in the Agreement.

2.  Purchase Price; Other Terms. The amount due and payable under the November Note shall be included in the definition of Purchase Price and constitute payment in full for the issuance of the Replacement Note. The issuance of the Replacement Note shall constitute the issuance of a Note under all of the terms and conditions and the Transaction Documents, including the obligation by the Purchasers to provide a specific dollar amount of financing to the Company under Section 1 of the Agreement.

3. Representations and Warranties of the Company. As of the date hereof, all representations and warranties of the Company are true and correct in all material respects.

4. Full Force and Effect. Except to the extent the Agreement is modified by this Amendment, the other terms and provisions of the Agreement shall remain unmodified and in full force and effect.

*  *  *

IN WITNESS WHEREOF, the parties hereto have executed this Amendment No. 1 to the Note and Warrant Purchase Agreement as of the date first above written.

The Company:

JUMA TECHNOLOGY CORP.

By: /s/ David Giangano
Name: David Giangano
Title: Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:

VISION OPPORTUNITY MASTER FUND, LTD.

By:	/s/ Adam Benowitz
Name: Adam Benowitz
Title: Director